FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         March, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 5th day of March, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES COMPLETION OF PRIVATE PLACEMENT

VANCOUVER, B.C., March 5, 2003 — Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today announced the completion of a private placement (the “Private Placement”) of 125,000 units of the Company at $0.80 per unit (the “Units”) raising gross proceeds of $100,000. As previously announced [see News Release dated February 12, 2003], the units were subscribed for by Mr. Philip Langridge, who has recently joined the Company’s Board of Directors. Each Unit consists of one common share of the Company and one share purchase warrant. Each warrant will entitle Mr. Langridge to purchase one additional common share of the Company at a price of $0.80 for a period of one year. Proceeds from the subscription will be used for working capital purposes.

The Toronto Stock Exchange (the “Exchange”) accepted the Private Placement on the condition that a portion of certain previously issued convertible debentures (the “Debentures”) [see News Release dated December 3, 2003], as issued to certain officers of the Company, be restricted as to their convertibility. The restriction is intended to address the Exchange’s current rule that a company cannot issue, on a fully diluted basis, more than 25% of its issued and outstanding capital in any six month period without first obtaining shareholder approval. The Debentures, the warrants issued with the Debentures and the shares and warrants issued under the Private Placement, when taken together on a fully diluted basis, represent the potential issuance of 27.3% of the Company’s issued and outstanding capital. To address the Exchange’s requirement, $132,000 of the $345,000 of Debentures previously issued to certain officers of the Company will be restricted as to their convertibility (the “Restricted Debentures”). The Restricted Debentures will remain restricted until the shareholders of the Company approve the issuance, on a fully diluted basis, of 27.3% of the Company’s issued and outstanding capital in connection with the Private Placement , the Debentures, and the warrants issued with the Debentures.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE™ and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.